Business Plan
Revised November 2018



Throwback Family Fun, LLC
Casa Grande, AZ 85122
520-840-4205
www.Fun4CG.com
Fun4CG@gmail.com

Confidentiality Agreement

The undersigned reader acknowledges that any information provided by Kelsey & Peter Redwine in this business plan, other than information that is in the public domain, is confidential in nature, and that any disclosure or use of same by the reader may cause serious harm or damage to Throwback Family Fun, LLC. Therefore, the undersigned agrees not to disclose it without express written permission from Kelsey or Peter Redwine.

Upon request, the undersigned reader will immediately return this document to Kelsey or Peter Redwine.

_____
Signature

_____
Name (typed or printed)

_____ - _____ - _____
Date

This is a business plan. It does not imply an offering of securities.

Table of Contents

I. Executive Summary

BUSINESS OVERVIEW
Throwback Family Fun, LLC, will be a family entertainment center dedicated to bringing a profitable business to the people of Casa Grande, Arizona, by providing classic pastimes: state-of-the-art bowling, traditional roller skating, and a family-friendly laser tag arena, the latest kid-friendly redemption arcade games, as well as party facilities that will be the most desired location in town.

TARGET MARKET
According to the Census Bureau, there are nearly 100,000 people within a 16-mile radius of Casa Grande, including more than 50,000 people in the town itself. Because Throwback will have multiple entertainment options appealing to people of all ages and abilities, we consider this entire population to be our target market. These are mostly middle-class families with some level of discretionary spending available for entertainment each month and virtually nowhere local they can go to spend it.

COMPETITION
Casa Grande does have one open bowling alley, which was built in 1958. It consists of 12 lanes and equipment that has not been updated in more than 20 years. The closest other competition for what Throwback Family Fun will offer is:

- UltraStar bowling, arcade, and laser tag – Maricopa, 26 miles/40 minutes away
- Skateland USA roller skating rink – Chandler, 45 miles/44 minutes away

Peter Piper Pizza & Boston's Pizza are the only other businesses in Casa Grande that offer children's birthday party packages & facilities.

MANAGEMENT TEAM
A Limited Liability Company, Throwback Family Fun is sole-owned by **Kelsey Redwine**. Kelsey successfully started her own direct-sales business with Premier Designs Jewelry. This involved regional & national travel, meticulous revenue & expense recordkeeping, inventory management, and client follow-up. She was completely responsible for every party hostess, attendee, purchaser, and downline distributor relationship. Within three years, she was recognized as a member of the President's Club, having attained the top 5% of sales in the company. After five years and thousands of sales, as well as developing other distributors and managing business relationships with hundreds of clients, she elected to leave that business in favor of becoming a foster parent with Peter. Kelsey is a common-sense, level-headed woman of impeccable character, respected in the community for the relationships she built through her Premier business, as well as through church, as an active member of the Christian Motorcyclists Association, and within the foster/adoptive parent community.

Our General Manager, **Ross Scanio,** is a retired Lieutenant Colonel with the U.S. Marine Corps. Starting as an F-18 fighter pilot, he has deployed all around the world, leading Marines on missions to defend and further American military interests, including as Battalion Commandant of more than 1,000 troops in Iraq. He is a born leader. As the manager of the local VFW Post 1677 bar & restaurant, he has improved revenues by nearly 70% in one year. He also has a master's degree from Grand Canyon University.

Peter Redwine has spent 20 years with the phone company. Leveraging his intellect, common sense, professional background, and relationships built in the Casa Grande community, he ran for a City Council seat in 2016. This was an amazing learning experience and built additional relationships that he believes are vital to helping Throwback Family Fun become a reality. With the ability to forge meaningful rapport with most people and a dedication to providing true customer service, Peter will serve as Throwback's Relationship Manager.

Peter & Kelsey have invested in membership to the International Association of Amusement Parks and Attractions (IAAPA). They have attended the FEC101: Newcomers & Rookies 3-day seminar, which provided the knowledge and resources to better position Throwback for success.

REVENUE MODEL
Throwback Family Fun will follow a cash-and-carry retail/service model, as we will be requiring up-front payment for all goods and services.

OWNER PARTICIPATION
An endeavor of this magnitude obviously carries a significant capital expenditure to open. This includes remodeling the space, new bowling equipment, the roller skating rink & rental skates, the laser tag arena & accessories, arcade games & redemption stock, lighting, sound system, point-of-sale equipment, food & drink equipment, etc. Each share may be purchased for $2,200 through our intermediary, FundMe.com, a FINRA-registered portal for SEC-exempted securities crowdfunding. A successful sale of 250-400 shares will allow Kelsey and Peter to apply for a Small Business Administration loan for the balance of the needed startup financing. Starting the SBA loan process will allow us to sign a tentative lease on the space, which will in turn allow us to apply for a number of grants for woman-owned businesses.

While we believe we will be able to pay dividends of 6-8% to shareholders annually, you are also making an investment in the people and community of Casa Grande. We believe that Throwback Family Fun is in a unique position to fill a widespread need in the community, while operating at a profit for decades to come.

II. Company Description

Company mission statement

Throwback Family Fun is going to be a family entertainment center (FEC) located in the heart of Casa Grande, Arizona. Our mission will be to provide wholesome, affordable, active entertainment for all ages in the communities of central Pinal County.

Company philosophy and vision

a. The philosophy of TFF is "Let the Good Times Roll!" It's a play on words; the two primary forms of entertainment we offer involve rolling and hearkens back to the classic 1978 song by The Cars. Through the values of honesty, integrity, innovation, fun, family, and community, we will become a cornerstone of Casa Grande and the surrounding area.

b. Our vision is to become a part of weekly or monthly plans for thousands of people to relax, unwind, have fun, exercise, and socialize with their neighbors. Over the next 20, 30, 40 or more years, we want to see people return with their children, reminiscing about how they played at Throwback when they were kids.

Company goals

a. Open doors at or below the startup budget.
b. Have 100 birthday parties reserved by the time we open.
c. Average 8,750 visitors per month at an average spend of $13.75 per person by the end of the first year of operations.
d. Post a quarterly profit of $100,000 within the first 3 years.
e. Meet shareholder dividend expectations annually.
f. SBA loan repayment within 7-10 years.

Target market

Children as young as 2 or 3 have been taught to roller skate and people in their 70's & 80's can still enjoy it. Skating is a social activity that allows families, couples & individuals to exercise, dance, play, and have a good time to various types of music with engaging lights & effects.

The U.S. Bowling Congress states that 69 million people per year go bowling. It is the most participated-in sport in the United States.

Laser Tag, while most popular among teenagers, is frequently enjoyed by Kindergartners up to senior citizens. It presents a physical, tactical, and strategic challenge with a number of game "modes" to keep players engaged. The laser tag arena at United Skates of America in Providence, Rhode Island, is 1,500 square feet and generates about $250,000 of revenue per year.

Our target market is everyone, regardless of race, religion, creed, national origin, family structure, physical ability, or other attribute.

Competition

   a. The Cotton Bowl is a bar and 12-lane bowling alley about 2 miles from our proposed location. Their primary revenue stream is the bar. We will provide a completely different style of experience for guests, so we do not consider them to be competition.
   b. Ak-Chin UltraStar bowling and arcade in Maricopa, 24 miles/35 minutes away.
   c. Skateland USA in Chandler, 45 miles/44 minutes away.
   d. Peter Piper Pizza is in the same shopping complex as our most likely location. They offer pizza, a salad bar, and a redemption arcade. They do not offer any of the active entertainment options we will offer.
   e. Boston's Pizza is about a mile and a half from our proposed site and are a newer version of Peter Piper.

Legal structure

Throwback Family Fun, LLC is a sole-owned Limited Liability Company in the name of Kelsey Redwine. It had been considered as a partnership with her husband, Peter, but with him as an employee and her as the owner, many more small-business grants are accessible. Shares are being offered through the SEC-exempt Registered Crowdfunding model via FundMe.com, our intermediary. Tina Vannucci, Esq., of Fitzgibbons Law Firm in Casa Grande is Throwback's legal counsel.

III. Products & Services

Product Idea

Throwback Family Fun, LLC will offer modern bowling, state-of-the-art laser tag, and classic roller skating as our main attractions. We will also have a redemption arcade and party rooms. We plan to offer basic concessions similar to a modern movie theater, which will save us the expense and overhead of a full kitchen.

Need Fulfilled

One of the biggest problems faced by (and most frequent complaints voiced by) Casa Grande residents is, "what is there to do for fun around here?" Before Throwback Family Fun, the answer for more than a decade has been, "very little." Families have had to plan excursions to other cities at least 35 minutes away if they wanted to do more than watch a movie. We propose to fill a long-vacant need for wholesome, affordable, accessible, active family entertainment in the central Pinal County area.

Unique Features

We are not aware of any attempt in Arizona to combine bowling and roller skating. We believe this unique combination will draw families from much farther away than just the city of Casa Grande. Because this combination doesn't exist anywhere locally, our marketing and industry analysis information has to be conglomerated from individual businesses that provide each of these types of entertainment. This facility will be absolutely unique within a 24-mile radius.

Liabilities and Risk Analysis

Frivolous lawsuits became a bane of the roller skating industry in the 1990's. This caused a number of rinks to close, but also moved the industry toward requiring all skaters and/or parents to sign liability waivers prior to entering the rink or, in some states, the passage of "assumption of risk" legislation, transferring the liability for non-operator-negligence injuries to the participating guest. McGowan Insurance is the preferred provider for IAAPA members and has some of the most affordable rates in the industry for our type of venue.

We will have clearly posted signage that any activities engaged in by customers carry the risk of possible injury and that entering the premises constitutes their acceptance of liability for any such injury. Arizona's "assumption of risk" law provides a blanket waiver, but we will study the best ways to further limit our legal liabilities in all areas of our operation. As long as our facilities are maintained to industry standards, eliminating negligence as a liability to the company, our legal exposure will be minimized as much as possible.

We have strengths in customer service, with a combined 25+ years of experience in customer-facing positions. Keeping customers happy and returning repeatedly is a keystone of this type of business. We will also be strong in quality of service, options, and reliability because we will have new equipment, competitive pricing, and activities desired by the community. With Ross Scanio as our GM, we could not be more strongly positioned in our operational management.

We will have low risk exposure in the areas of technology, regulatory impediments, location, facilities, suppliers, interest rates, inflation, and competition/vulnerability to substitutes. Our bowling lanes will use the latest electronic scoring and interactive displays, as well as media screens to display advertising messages or high-interest events, creating an additional revenue stream. The skating rink will have high-quality speakers and thousands of programmable LED lighting, among other special effects, to keep skaters rolling and happy. Both sides of the business will have "glow" features that use blacklights to create a unique experience.

We perceive medium risk exposure in the areas of finance & planning, work force quality, pricing, and strategy. We will have a full-time employee who is experienced in both bookkeeping and marketing to help mitigate our risk in finance & strategy. We will also have a full-time maintenance employee when we open, adding a second position as operations grow & increased equipment use requires more frequent servicing. A number of retired persons have expressed interest in working for us part-time, which we believe would be ideal. We will also see if working with the high schools to provide experience for their challenged/disabled students is a possibility. This has been utilized in a number of other communities to great success, both for the students and for the business.

Since we are new to the FEC industry, we accept that there is a high degree of risk in this area. It will take time to develop the business acumen specific to this type of operation, but we have a General Manager that is experienced in navigating these waters. We will retain other specialists and continue education through IAAPA as necessary until we feel that we have a nuanced understanding of this business in this market. We believe that the Casa Grande "grapevine" that has developed through social media, the local newspaper, and the city's own economic development efforts will minimize these risks by creating an instant awareness and excitement among the local population at little to no expense on the part of Throwback.

Suppliers

Maco Construction will be the general contractor to remodel the space and bring our overall vision to life.

US Bowling Corporation will produce and install everything associated with the bowling lanes.

Hardwood maple flooring and a floating subfloor for the skating rink will be installed by Floor Systems, Inc.

Arcade games and pinball machines will be sourced through The Slot Machine Store in Marana, AZ. They have 24 years of experience in this area.

Laser tag equipment will be ordered from Laser Blast, a premier provider in the industry.

Other hardware will be sourced as necessary.

Special Permits

We will obtain all appropriate building, business, and occupancy permits from the City of Casa Grande. We will receive the appropriate level of food handling and service permits from the Pinal County Department of Health. We will obtain a Series 7 Beer & Wine liquor license from the State of Arizona.

IV. Marketing Plan

Market research

The Area

Our primary market is the city of Casa Grande, Arizona. Our secondary market includes the surrounding cities of Arizona City, Eloy, Coolidge, Stanfield, and the unincorporated county land in between those towns. Our tertiary markets are the cities of Maricopa and Florence, including the Anthem/Merrill Ranch subdivision, the Hidden Valley area, as well as the Picacho and Red Rock communities. According to the U.S. Census Bureau, our primary and secondary markets consist of almost one hundred thousand people, half of which live in Casa Grande. This does not include the winter visitor or "snowbird" population which returns to Casa Grande every fall. Most of these partial-year residents are retired folks with disposable income and nothing to do with it besides play golf or remodel their homes. While exact numbers do not exist, it is estimated by pinalcountyaz.gov that 20,000 or more of them come here each year. We will plan special daytime marketing offers to winter visitors during the morning & early afternoon while kids are in school. We expect the months of May, when snowbirds have started leaving and kids are still in school, as well as August/September, when school starts up, but snowbirds have not yet returned, to be the slowest months of the year.

Bowling

According to the U.S. Bowling Congress, 69 million people bowl at least once a year, making it the number one participation sport in America. Bowling is also one of the fastest-growing high school sports, with more than 5,000 schools having over 55,000 students participating across 48 states. Collegiate bowling is also an NCAA-recognized sport.

Because bowling is an affordable sport and family entertainment pastime, according to statista.com, estimated national bowling center revenues only fell from $3.354 billion in 2008 to $3.108 billion in 2010 during the economic recession. Revenues are expected to be $3.690 billion in 2019. This is a stable industry with predictable, reliable participation rates.

Roller Skating
The roller skating industry is experiencing a resurgence, thanks in part to the trend towards the "retro" over the past five years. This comeback started in California and is growing eastward. A recent article in the Los Angeles Times detailed how a young woman founded a company to provide stylish roller skates in 2010 and sold more than 10,000 pairs last year, with the main model selling at $279 a pair. The heart of the Throwback brand is the nostalgia most people over 30 feel when they remember skating as a child or teenager. Roller skating is recognized and recommended by the American Heart Association (AHA) as an aerobic fitness sport. Roller skating is not a declining industry, according to Roller Skating Association executive director Jim McMahon. The RSA has developed roller skating lesson curriculum for member rinks to teach new skaters how to skate safely and correctly, ensuring a returning clientele. 11 million people go skating each year, with an additional 29 million using inline skates, according to the RSA. A study by The Matrix Group found that 32% of skaters go to a rink at least 31 times per year and the RSA reports that member rinks host an average of 47,000 birthday parties per month nationally. Dan Wortman, owner of United Skates of America, reported that 30% of his annual revenue is from birthday parties.

With the increase in word-of-mouth advertising through social media connections, roller skating has seen an incredible trend of parents bringing their children back to the rinks they attended as children. McMahon provides some insight on the increased attendance, "Prime time sessions have been dedicated solely to family skates, which is a trend moving forward that was never even considered in the past. A flat fee for an entire family, whether it's for a family of 5 or a family of 10, encourages more skaters to continue to return to the rinks." The raging popularity of roller derby, particularly among women, has also renewed interest in skating at an international level. The Casa Grande Bombers roller derby team recently held their first "bout" at the Pinal County Fairgrounds, about eight miles east of town. More than 600 people paid to attend. We have had conversations with their captain about a potential partnership to promote their team and our business.

Overall Approach
Because there are companies in each area of entertainment where Throwback will operate, we intend to make use of their marketing budgets to offer similar specials, packages, parties, events, etc. Why re-invent the wheel? Because Maricopa's bowling facility does not offer roller skating, we do expect a number of visitors from that area. We will consider the use of billboards and targeted social media marketing to attract those customers in the same way that Ak-Chin has done to attract people from the Casa Grande area. We can expect similar decisions from people who live in the Florence area, who will find themselves closer to Throwback than they are to the Main Event location in Gilbert. Print ads in areas which still show decent circulation numbers will also be considered. Public access television will be explored as an advertising option in Casa Grande and Maricopa.

We will develop a customer database by offering an incentive to register their email address and cell phone number with us. There is even an option to capture this information as a condition of offering free access to Wi-Fi within our facility through a company called FetchRev. Utilizing this database will help us focus our marketing budget where it will be most effective. The 27,000+ members of the "CG Chat" Facebook group, as well as similar groups for surrounding communities, will allow free outreach to local populations with daily specials, upcoming events, food truck visits, etc. We anticipate that more than 50% of the population of Casa Grande and more than 25% of the population of the surrounding areas will be aware of Throwback Family Fun and our location well in advance of our opening. We will use as many free avenues of publicity as possible from the date construction begins through and beyond the date we open our doors.

Barriers to Entry

The most obvious obstacle to opening Throwback Family Fun is the high startup costs to purchase equipment and remodel the space. We will be making every effort to be fiscally efficient and responsible, but still anticipate a total startup of $2.5 million. The largest portion of this investment will be the bowling equipment at $754,000 for 16 lanes of the most engaging and advanced bowling experience available on the market. An 8,700 square-foot hardwood maple skating rink with a floating subfloor is about $75,000 installed. The laser tag equipment will be around $50,000 to support up to 16 simultaneous players. The remaining $1.6 million will be budgeted for remodeling the space into an entertainment mecca that will be the premier destination for all of central Pinal County. This includes pouring 70+ cubic yards of concrete to create the "pit" and approach for the bowling lanes, installing thousands of square feet of "glow" carpet, updates to electrical panels, remodeling the bathrooms and offices as necessary, all required permits, as well as building the arcade, party rooms, sound & lighting systems, media displays, exterior signage, etc.

Threats & Opportunities

The biggest threat to our successful longevity would normally be thought of as the economy. Entertainment centers rely on the local population having disposable income, but because such a large segment of our revenue will come from birthday party packages, we do not anticipate economic fluctuations to have a major impact on our bottom line. With the resurgence in economic growth over the past several years, including the lowest unemployment rate in more than a decade, we feel that the economy is not a threat within the timeframe we need to reach break-even and for investors to see their ROI. We will address this in more detail in the Target Customer & Financials sections.

We do not perceive any threat from a "chain" FEC, such as Dave & Buster's, Main Event, or even AMF Bowling opening a location in Casa Grande. These major chains require a minimum local population base of at least 250,000 people before they will consider a city for expansion. With the Gila River Indian Community's reservation land separating Casa Grande from the Phoenix East Valley cities of Chandler, Gilbert, Queen Creek, Mesa, and Tempe to the north, and with no communities of more than 20,000 people to the southeast along Interstate 10 for nearly 50 miles, we do not anticipate the Casa Grande area reaching this population threshold at any time in the future.

Throwback Family Fun truly is a rare opportunity to invest, not just in a business, but in a community.

SWOT Analysis

Strengths	Weaknesses
➢ Extensive experience in customer service ➢ Deep understanding of the community ➢ Dedication to the business model & plan ➢ Awareness of shortcomings and humility in seeking help where needed ➢ Extremely limited competition	➢ Inexperience in the entertainment industry ➢ High startup costs ➢ Lack of an industry model to provide estimates ➢
Opportunities	Threats
➢ Training with industry experts ➢ Multiple revenue streams mitigate risk ➢ Primary entertainments offered are stable or growing industries ➢ Disposable income increased locally ➢ Generational interest transfer	➢ Unpredictable local population ➢ Economic downturn limits disposable income ➢ Injury lawsuits

Target customer

Our target customers are people of almost any age, any profession, any education level, or any income level within a 16-to-20-mile radius of our location. Nearly a fourth of all Americans go bowling every year. 40 million people participate in roller skating or in-line skating at least once a year. We believe that we are creating an entertainment center which will offer something for almost everyone. Even those with physical disabilities who might not be able to enjoy roller skating or laser tag can utilize the ramps and bumpers available on the lanes to bowl.

Casa Grande's median income was $47,244 in 2016. According to the US Bureau of Labor Statistics, American's typically spend 5% of their household income on entertainment. With approximately 17,000 households, this means that Casa Grande residents spend in excess of $38 million on entertainment each year. The local economy is proof that they are not spending it here. If Throwback Family Fun can capture even 3.5% of what the community spends on entertainment per year, we will make a significant profit and pay healthy dividends to investors.

We plan to market our services to families, homeschool associations, high schools, middle schools, elementary schools (Eloy Elementary School District has already stated that they will be bringing field trips to our facility), churches, retirement communities, and anyone else interested in having fun. We plan to offer leagues for bowling as well as host the Casa Grande Bombers roller derby team's practice sessions and offer free basic "how-to" classes for bowling and skating.

We ran a poll on the "CG Chat" Facebook group. Within 36 hours we had nearly 1,300 responses. This is a statistically significant response sample in a town the size of Casa Grande. The question was posed to ask if this type of facility opened in Casa Grande, how frequently would you patronize this business? The answers were:

1. Never - 38 people
2. Occasionally – 336 people
3. Once a month – 95 people
4. More than once a month – 755 people
5. Once a week – 43 people
6. More than once a week – 10 people

As you can see, out of 1,277 respondents, 903 or 70% stated they would visit at least once a month and another 336 or 26% said they would patronize us occasionally. Only 4% are completely uninterested. Extrapolating that response rate straight across to the population of Casa Grande would mean a customer volume of at least 35,000 visits per month. Taking half of that number, 17,500 visits per month, at an average spend of $13.75 per visit, equates to gross revenues of more than $2.8M per year. Cutting that in half again would still be $1.4M, about $500,000 above our projected annual expenses. We project a profitable business with one-fourth of our survey data, as well as a 5-year ROI on our equipment expenses.

Key competitors
Every new business venture will try to tell you why their particular model has "no competition." That is very rarely true. In the case of Throwback Family Fun, there is not a bowling alley, roller skating rink, arcade, or laser tag arena within 24 miles, with one exception. The Cotton Bowl is located about two miles from our planned address. They have 12 lanes of bowling and an updated bar that serves liquor and basic bar fare. They primarily have bowling leagues in the evenings and don't have enough lanes to serve families wishing to bowl during league play. Because we will have 16 brand new lanes with the latest in electronic scoring, interactive multimedia screens, automatic bumpers, glowing bowling balls, shoes, lanes, tables, etc., we will be able to reserve 12 lanes for leagues and still have 4 lanes open for individuals or groups not associated with the league.

The Ak-Chin UltraStar complex in Maricopa provides modern bowling, an arcade, laser tag, restaurant, and movie theater in close proximity to the Harrah's Ak-Chin Casino. Their facility is 24 miles and 35 minutes away from our proposed location.

Skateland USA in Chandler is the nearest roller skating rink to Casa Grande. It is 45 miles away and a 44 minute drive to get there, assuming there is no traffic on I-10.

Peripheral Competitors
Peter Piper Pizza is in central Casa Grande. Their primary attraction is pizza and a redemption arcade, where children earn tickets from the games, which they can then exchange for trinkets at the prize counter. We anticipate that they will lose a significant portion of their birthday party business to Throwback.

Boston's is a modern, upscale (more expensive) version of Peter Piper. They are located about two miles from our proposed site.

Promotional Budget
Because of our connection with the community, we will limit our promotional budget to $5,000 for the month leading up to our opening. This will include social media advertising,

print ads in local magazines and the Casa Grande Dispatch newspaper, as well as the possibility of billboards in strategic areas. We will be able to reach more than 28,000 locals for free through the CG Chat Facebook Page. We expect a series of newspaper interviews and articles on the business as we progress toward completion, another form of free advertising. We have already made an announcement to the Casa Grande City Council and will be providing updates as appropriate. Their meetings are broadcast on local public access television.

Once we open and are able to begin building our client contact information database, we will reassess whether an extensive advertising budget is necessary to the success of our business.

Pricing

We will closely examine the rates our competitors charge and conduct surveys to collect data from our target market to help establish our pricing structure. We expect to stay busy every day we're open, simply by saving Casa Grande residents over an hour of round-trip drive time, not to mention gas, wear & tear, and the inconvenience of driving far away to do something fun. We will be the "green" option.

We will be using the cash & carry business model, since nearly everything we will offer is used at the time of purchase. While customers will not generally "carry" anything physical away with them, the joy and satisfaction of their entertainment dollars being well-spent will provide a sense similar to that of finding a bargain on a purchase.

12-Month Revenue Projection

	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19	Jan-20	Feb-20	Mar-20	Apr-20	May-20	YEARLY
Revenue (Sales)													
Bowling Lines	32,864	33,193	33,525	33,860	34,198	34,540	34,886	35,235	35,587	35,943	36,302	36,665	416798
Bowling Shoes	10,407	9,958	10,057	10,158	10,260	10,362	10,466	10,570	10,676	10,783	10,891	11,000	125587
Skating Admission & Skate Rental	27,370	27,644	27,920	28,199	28,481	28,766	29,054	29,344	29,638	29,934	30,234	30,536	347120
Laser Tag	11,840	11,958	12,078	12,199	12,321	12,444	12,568	12,694	12,821	12,949	13,079	13,210	150161
Party Rental	6,060	6,121	6,182	6,244	6,306	6,369	6,433	6,497	6,562	6,628	6,694	6,761	76856
Special Engagement	2,475	2,525	2,575	2,626	2,679	2,733	2,787	2,843	2,900	2,958	3,017	3,077	33195
Beer & Soda	13,365	13,632	13,905	14,183	14,467	14,756	15,051	15,352	15,659	15,972	16,292	16,618	179252
Food Partnership	4,995	5,045	5,096	5,147	5,198	5,250	5,303	5,356	5,409	5,463	5,518	5,573	63353
Gross Profit	109,376	110,075	111,338	112,615	113,910	115,221	116,547	117,891	119,252	120,630	122,026	123,439	1,392,322

*These numbers assume 20 lines per day played on 16 lanes with a growth rate of 1%/mo. We assume the average bowler plays two lines and 95% of them rent their shoes. Hourly use charges during prime hours are included in averaging 20 lines per day at an average price of $3.95 per game. We assume an average of 45 people for off-peak skating at $4.25 per person and 85 people per peak session at $7.25 per person. We assume 8 players per off-peak laser tag session at $5.00 per person and 12 players per peak session at $7.50 per person. We assume an average of 10-11 parties per week at an average of $150 per party. Beer and soda sales projections are based on industry averages for our projected attendance. Food sales revenue assumes 90% of bowlers order an average of $8.00 in food and Throwback keeps 15% of those revenues.

V. Operational Plan

Production

To produce an experience that will drive customers to return regularly, we will utilize cutting-edge lighting, sound, media screens, interior design, and equipment to provide an engaging, consistent, predictably fun time for the whole family. Throwback Family Fun will initiate a multi-pronged marketing strategy that will rely on social media, direct e-mail & text messaging, print media, and billboard advertising to get people in the door the first time. The experience itself will largely take care of making TFF the go-to entertainment venue for all of Casa Grande and the surrounding communities.

Quality control

The installation contracts with our equipment providers will include training on the maintenance of all equipment used in daily operations. Employee training will include these methods and procedures so that every customer experiences a flawless engagement with TFF, regardless of their choice of entertainment.

The reason we're not seeking to purchase used bowling equipment from a location that has closed is due to the importance of the foundation being exactly perfect. A new lane foundation installed from scratch is less likely to warp, groove, or have other stability issues. We will also be opening with brand-new balls, couches, rental shoes, etc. This additional investment prior to opening will pay dividends in customer satisfaction & return visits for years to come, as well as the warranty coverage of all new equipment.

The maple hardwood floor and floating subfloor to be installed for the skating rink provides a quieter, high-quality experience for skaters of all ages. The floating subfloor minimizes the noise generated by the wheels striking the floor and, due to the additional "give" that it has, skaters who fall tend to be less injured than they would be at a similar rink without the floating subfloor. Because of the proximity of the skating rink to the bowling lanes, we believe this extra investment will also improve customer satisfaction. Acoustic treatments will be used as necessary to mitigate and noise crossover that is found to be excessive.

Location

The former JCPenny/Ashley Furniture anchor space at the Tri-Valley Plaza is the primary location being considered. We have negotiated a rate of $15,000 per month for a 34,000 square-foot property. They will not charge the triple-nets (real estate taxes, property insurance and common-area maintenance) of approximately $9500 per month for the first 12 months, saving $114,000. They will also not charge the base rent for at least the first six months we are under construction, saving us another $90,000. There is also a possibility that we can purchase the building. By rolling the equipment costs into the loan and amortizing it over a 20- or 25-year mortgage, we could end up with a lower total loan payment each month than the rent and triple-nets would cost.

We did consider the former Best Buy space in the Promenade mall, but the pillar spacing is not favorable to the bowling equipment and the remodeling costs to add a second floor for the laser tag arena would be prohibitive.

Legal Environment

Throwback Family Fun, LLC, will operate as a manager-managed Limited Liability Company and is registered with Arizona Corporation Commission as such. We will obtain the necessary business license and occupancy permits from the City of Casa Grande. We will be applying for a Series 7 beer & wine liquor license from the State of Arizona.

We will be applying for a trademark of our logo with the U.S. Patent & Trademark Office.

We are seeking a full-coverage liability and equipment policy from McGowan Insurance, IAAPA's preferred insurance vendor.

Fitzgibbons Law Firm has been engaged as the legal counsel for Throwback.

Personnel

Throwback Family Fun will employ six full-time staff at opening:

1. Kelsey Redwine as President
2. Ross Scanio as General Manager
3. Renee Ruby as Bookkeeper & Marketing Manager
4. Preston Ruby as Maintenance & Equipment Manager
5. Peter Redwine as Relationship Manager
6. Jennie Bartsch as Event Coordinator

We anticipate needing 23 part-time employees at opening. We will adjust this number in accordance with our customer volume and need.

Our part-time employees will serve customers at the bowling shoe rental & skate rental counters, as well as monitor the skating rink traffic, staff the arcade's redemption counter, regulate the laser tag arena, and keep the entire facility clean. We will start all of our part-time employees at $11.00 per hour with merit increases for consistently exceptional customer service and job performance. We have already had interest from both retired senior citizens and high school youth in part-time positions.

Throwback Family Fun will be developing an employee handbook which will detail standard customer service and employee behavior expectations, drug & alcohol use/abuse policies, etc. We are going to model much of this handbook after the family-owned Fun Spot America's version. We visited their facility in Orlando and met the family that has grown from a single outdoor go kart track to three separate amusement parks. We were very impressed by their operational philosophy and the way they genuinely treat employees as family.

Suppliers

U.S. Bowling Corporation will be supplying the lanes, pin-setters, ball returns, scoring equipment, touch screens, displays, projectors, house balls, rental shoes, and matching furniture in the "Throwback" theme. They will be installing the foundation of the lanes, as well as all of the hardware. They will be providing the Point-Of-Sale system for the bowling side of the house, which can be modified to include the other activities Throwback will offer, resulting in a smooth experience for our guests. U.S. Bowling Corporation acquired Murrey International two years ago. Murrey has been in the bowling business since the 1930's.

Their representative, Bill Snoberger, has been with them since 1983. They provide a more inclusive bundle at a better price than Brunswick, Inc.

USB requires a 40% payment of the grand total 90 days prior to shipment, 30% of the grand total 30 days before shipment, 20% of the grand total when the first truck arrives and the balance upon completion of the installation.

Floor Systems, Inc. has been in the sports flooring industry since 1950. Their owner, Kim Wall, still owns the first roller staking rink his dad built in Fort Wayne, Indiana, in 1950. They have developed and perfected a hardwood maple rink with a floating subfloor that is quieter than a standard wood-floored rink and also minimizes injuries by absorbing some of the impact normally transferred directly to the skater. They have an impeccable reputation and have provided wood floors for a number of college basketball teams and other sporting venues in addition to roller skating rinks.

The Floor Systems quote did not include their payment terms, but 12,139 square feet with roller derby lines included would have been $99,432.00. Since we are now looking at approximately 8,700 square feet, that cost will be closer to $75,000.

Maco Construction, Inc. is based in Scottsdale, Arizona. They have more than 30 years of experience in the commercial and industrial construction fields. President Rick Cohen and CEO Dave Mattson have presided over $100 million office complex projects and also built the Great Skate in Mesa. They are working on a detailed quote based on our final site selection. They have assured me that they can accomplish our goals for remodeling and installing everything we will need aside from the bowling equipment being provided by USB and the rink floor being provided by Floor Systems. Their quote will include the concrete pour to create the "pit" needed for the bowling alley, all attendant electrical work, room construction, plumbing, lighting, etc.

Our laser tag vests & guns will be from Laser Blast, Inc., a company based in Michigan whose engineers were on the design team for the F-16 and F-22 fighter jets. They understand the need for precision in their design and have developed the most advanced equipment in the industry with the most accurate aiming, firing, and positive feedback system available.

JS Home Theater will be installing our ethernet connection wire for the router system from FetchRev. CenturyLink will provide a gigabit speed connection to the Internet.

Moss Consulting will be helping us determine which arcade games will be most profitable and which layout will be most advantageous in our location.

VI. Management & Organization

Biographies
Kelsey Redwine has, as previously mentioned, built her own direct-sales business through Premier Designs Jewelry, a company with more than 30 years in the fashion jewelry industry. Exposed to Premier at a party hosted in the home of a friend, the product and the payment structure made a lot of sense. Kelsey stepped out of her comfort zone and

invested in the demonstration kit to be able to begin hosting her own parties. Within several months she had already gained notoriety from her sales organization. Within three years she attained the President's Circle, meaning she was in the top 500 representatives for gross sales in a company with more than 10,000 distributors.

She was responsible for all of her inventory management, sales transaction processing, shipment tracking, bookkeeping, sales tax payments, tax returns, minor jewelry repair, customer service – she was everyone her customers and her business needed her to be while simultaneously managing a household with two teenage daughters. After five years with Premier Designs and thousands of sales, she and her husband, Peter, felt called to become foster parents.

Kelsey & Peter attended 11 weeks of training, submitted to FBI background checks, obtained Level 1 fingerprint clearance cards, were subjected to home inspections, and finally received a license to be foster parents in the summer of 2014. In September of that year, they received their first two placements, a sister & brother, two years old and one month old, respectively.

Kelsey quickly learned how to navigate the multi-layered bureaucracy of the Arizona Department of Child Safety. She also learned how much more involved caring for two wards of the state is than running your own business! The required doctor appointments, therapists, parental visits, case manager visits, court dates, and more can quickly become overwhelming if not managed correctly. She became adept enough at this that they took a third placement, a newborn boy, a year later. About a year after that, Peter & Kelsey adopted Leticia, Isaac, and Noah.

We believe that Kelsey's experience in running her own business, albeit on a much smaller scale, and her experience as a foster mom dealing with the State, have equipped her to oversee the executive functions of an operation like Throwback Family Fun.

Our General Manager will be Lt. Col. **Ross Scanio**, USMC (ret.). Ross worked his way up through the ranks of the Marine Corps as an F/A-18 fighter pilot. He moved into the command structure prior to Desert Storm/Shield and was the battalion commander of 32 disparate units comprised of more than a thousand soldiers from six countries. He has received multiple awards and commendations for his military service and leadership. Retiring from the Marines in 2006, he worked as a pilot for United Airlines flying the Boeing 737 and Airbus 320.

Ross has also served as the Director of Government Sales for NovisEdge and the Vice President of Business Development for Coherent Systems, Intl. He has run his own multi-site business. Ross holds a master's degree from Grand Canyon University. He is the Mission Coordinator for the Southern Arizona chapter of the Missing In America Project (MIAP) to inter the unclaimed remains of American military veterans with the honor they earned and deserve. He is active in the leadership of Casa Grande Post 1677 of the Veterans of Foreign Wars, the Marine Corps League, the local JROTC program, the Combat Veterans Motorcycle Association, and the Ride for the Warrior Foundation.

Ross is a man of impeccable character, well known in the community as someone who leads by example. He can assess a person's abilities and traits to finesse the best performance out of them. He is also meticulous about numbers. Within the past year, he has taken over the management of the VFW bar and restaurant, improving financial performance by nearly 70% to total revenues projected to be in excess of $165,000 for FY 2018. We could not envision a better candidate to guide Throwback Family Fun through its inception, build-out, opening, and establishment in this community.

Peter Redwine has had a mind for numbers ever since he can remember. Skipping 6th grade, he proceeded to skip his senior year of high school to attend Bethel College (now Bethel University) at 16 years old. His ability to identify needs and design solutions to fill those needs started from designing a drive-through coffee stand for a location in Fridley, Minnesota, at 17 years old.

Marrying Kelsey at 21, Peter began working for the phone company in 1998. He started in in-bound customer sales & service at the Seattle call center. With a wife and daughter to support, dreams and visions had to take a back seat for the next 20 years while he transferred to an e-care position in St. Paul, Minnesota, followed by a move to be an outside technician for Casa Grande, Arizona in 2007.

His creativity and problem-solving continued to find outlets in projects around the house and at church, from remodeling the upstairs bathroom of their 100+ year-old home in St. Paul to designing and implementing the stage & house lighting system in the Family Life Center at the First Presbyterian Church in Casa Grande, a project with a $50,000 budget.

The main thing Peter has learned over the past 25 years is that he can learn how to do anything and apply common-sense solutions to everyday problems. Combined with a natural ability to talk to just about anyone and build rapport within a matter of minutes, his need identification, problem solving ability and confidence to execute will serve Throwback Family Fun for decades to come.

Renee Ruby has a long history of both bookkeeping experience and marketing savvy. She spent 12 years with Primerica as a division leader, coaching & teaching financial services to agency owners, as well as providing financial planning services for families and small businesses. She also worked for six years as the Marketing & Group Director for the Historic Mining Camp Restaurant in Apache Junction, implementing social media marketing and other methods to achieve a 25% increase in year-over-year revenues.

Renee is also a mother, foster mom, adoptive mom, and officer of the Casa Grande chapter of the Christian Motorcyclists Association. She has excellent interpersonal, communication, and organizational skills that will be essential for keeping the different irons in the fire at Throwback.

Preston Ruby has built a career of providing the kind of scheduled maintenance and emergency repairs that a facility like Throwback is going to need. With more than 25 years of experience in mechanical and electrical support of grocery store, truck, and warehouse needs, Preston will be an invaluable asset that will save Throwback lost revenue from machine downtime and expensive maintenance that would normally require a vendor visit.

Gaps

While we believe we have an effective team to manage and maintain Throwback Family Fun, we realize that there are areas of the business in which we have little to no experience. Birthday parties represent 30% or more of the revenue for most successful roller skating rinks. We plan to hire Jennie Bartsch, a Casa Grande resident with significant party-planning experience, to schedule, sell, manage and deliver birthday parties for the roller skating, laser tag, and bowling sides of the business.

As additional gaps in experience or knowledge are identified, they will be rectified through human resources, such as a new hire, an outside consultant, or education through IAAPA or another expert source.

Advisors

The members of the Throwback Family Fun professional/advisory support team are:

a. Legal – Tina Vannucci, Esq., Fitzgibbons Law Offices, PLC
b. Small Business Development Center Counselor – Kevin Fort, MBA
c. Consultant – Dan Wortman, owner of United Skates of America, Providence, RI
d. Consultant – Frank Jacobson, manager of Thunder Alley bowling, Ft. Carson, CO
e. Consultant – Simon Bak, owner/operator of CyberZone, Opelika, AL
f. Banker – Joshua Powell, Chase Bank
g. Mentor – Paul Cooper, owner of Cooper Painting

Organization Chart


President
Kelsey Redwine
General Manager
Ross Scanio
Part-Time Staff
Relationship Manager
Peter Redwine
Accountant & Marketing Manager
Renee Ruby
Maintenance Manager
Preston Ruby

VII. Startup Expenses & Capitalization

Start-Up Expenses

Sources of Capital

Owners' Initial Outlay

Kelsey & Peter Redwine	$	10,000
Shareholder Investors	$	522,500
Total Initial Capital	$	532,500

Bank Loans

SBA (underwritten by Chase or similar)	$	2,000,000
Total Bank Loans	$	2,000,000

Startup Expenses

Buildings/Real Estate

First 12 months rent	$	180,000
Remodeling (est.)	$	820,000
Total Buildings/Real Estate	$	1,000,000

Leasehold Improvements

Fiber Optic Data (est.)	$	4,000
House Lighting (est.)	$	15,000
Total Leasehold Improvements	$	19,000

Capital Equipment List

Furniture (est.)	$	30,000
Bowling Equipment		754,074
Rental Skates (est.)		45,000
Skating Rink Floor (est. 8700@$8.15sf)		87,905
Arcade (est.)		40,000
Entertainment Lighting (est.)		35,000
Sound (est.)		35,000
Laser Tag (est.)		46,032
Total Capital Equipment	$	1,073,011

Location and Admin Expenses

Utility deposits (est.)		3,000
Legal and accounting fees (est.)		5,000
Liability insurance (est.)		17,500
Pre-opening salaries (30 days)		16,368
Business & Liquor Licenses (est.)		11,000
Total Location and Admin Expenses	$	52,868

Opening Inventory

Soda/Beer/Concessions		8,000
Redemption Counter		8,000
Total Inventory	$	16,000

Advertising and Promotional Expenses

Advertising	$	5,000
Signage		2,500
Travel/Training		2,500
Total Advertising/Promotional Expenses	$	10,000

Reserve for Contingencies $ 181,236

Summary Statement

Sources of Capital

Owners and shareholder investments	$	522,500
Bank loans		2,000,000
Total Source of Funds	$	2,522,500

Startup Expenses

Buildings/real estate	$	1,000,000
Leasehold improvements		19,000
Capital equipment		1,073,011
Location/administration expenses		52,868
Opening inventory		16,000
Advertising/promotional expenses		10,000
Contingency fund		181,236
Working capital	$	170,385
Total Startup Expenses	$	2,522,500

Security and Collateral for Loan Proposal

Collateral for Loans		Value
Redwine House	$	259,000
Owned Vehicles		34,000
Bowling Equipment		987,000
401(k)		43,000

*Kelsey and Peter carry no debt other than the mortgage on their home, which is about $100,000 lower than the market value of the house.

**These figures assume the building is leased, not purchased. If the building can be purchased for $2.2-2.5M, the rolled-in loan makes all of our operational figures more favorable as the debt load would be amortized over a much longer period of time. Because the equity requirement as a percentage would be lower with the building included, we should be able to secure the loan that includes the building with the same equity being raised in this model.

12-Month Profit & Loss

Fiscal Year Begins
Jun-19

	Jun-19	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19	Jan-20	Feb-20	Mar-20	Apr-20	May-20	YEARLY
Revenue (Sales)													
Bowling Lines	32,864	33,193	33,525	33,860	34,198	34,540	34,886	35,235	35,587	35,943	36,302	36,665	416798
Bowling Shoes	10,407	9,958	10,057	10,158	10,260	10,362	10,466	10,570	10,676	10,783	10,891	11,000	125587
Skating Admission & Skate Rental	27,370	27,644	27,920	28,199	28,481	28,766	29,054	29,344	29,638	29,934	30,234	30,536	347120
Laser Tag	11,840	11,958	12,078	12,199	12,321	12,444	12,568	12,694	12,821	12,949	13,079	13,210	150161
Party Rental	6,060	6,121	6,182	6,244	6,306	6,369	6,433	6,497	6,562	6,628	6,694	6,761	76856
Special Engagement	2,475	2,525	2,575	2,626	2,679	2,733	2,787	2,843	2,900	2,958	3,017	3,077	33195
Beer & Soda	13,365	13,632	13,905	14,183	14,467	14,756	15,051	15,352	15,659	15,972	16,292	16,618	179252
Food Partnership	4,995	5,045	5,096	5,147	5,198	5,250	5,303	5,356	5,409	5,463	5,518	5,573	63353
Gross Profit	109,376	110,075	111,338	112,615	113,910	115,221	116,547	117,891	119,252	120,630	122,026	123,439	1,392,322
Expenses													
Salary expenses	11,417	11,417	11,417	11,417	11,417	11,417	11,417	11,417	11,417	11,417	11,417	11,417	137004
Payroll expenses	25,513	25,513	25,513	25,513	25,513	25,513	25,513	25,513	25,513	25,513	25,513	25,513	306156
Outside services	225	225	225	225	225	225	225	225	225	225	225	225	2700
Supplies (office, restrooms, etc.)	495	495	495	495	495	495	495	495	495	495	495	495	5940
Repairs and maint.	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	12000
Advertising	500	500	500	500	500	500	500	500	500	500	500	500	6000
Legal Counsel	3,000						3,000						6000
Rent	0	0	0	0	0	0	0	0	0	0	0	0	0
Telephone	165	165	165	165	165	165	165	165	165	165	165	165	1980
Utilities	8,100	8,100	8,600	9,100	9,600	8,600	8,100	8,100	7,900	7,900	8,100	8,100	100300
Insurance	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	60000
Triple Net	0	0	0	0	0	0	0	0	0	0	0	0	0
Misc. (unspecified)	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	24,000
Sub-total Expenses	57,415	54,415	54,915	55,415	55,915	54,915	57,415	54,415	54,215	54,215	54,415	54,415	662,080
Contingency Reserve	5742	5442	5492	5542	5592	5492	5742	5442	5422	5422	5442	5442	66,208
Total Expenses	63,157	59,857	60,407	60,957	61,507	60,407	63,157	59,857	59,637	59,637	59,857	59,857	728,288
Net Profit Before Taxes	46,220	50,219	50,931	51,659	52,404	54,814	53,391	58,035	59,616	60,994	62,170	63,583	664,034
Federal Income Taxes	7,072	7,683	7,792	7,904	8,018	8,387	8,169	8,879	9,121	9,332	9,512	9,728	101,597
Net Operating Income	39,148	42,535	43,139	43,755	44,386	46,428	45,222	49,155	50,495	51,662	52,658	53,855	562,437

VIII. Financial Plan

3-year Pro Forma projections

Because Throwback is incorporating three distinct forms of entertainment, we will be working with our bookkeeper to ensure that we are tracking our expenses & revenues relative to the portion of the business being impacted. Our Pro Forma projections detailed here pertain to the bowling portion of the business and are based on industry standards for expenses and a combination of standards and local competitors for revenues & rates. The next page will project the roller skating and laser tag revenues & associated costs. The first year of rent is being paid at lease signing out of the startup expenses, so it is excluded from the first year of Pro Forma expenses.

Projected Income & Expenses for a 20-Lane Modern, Family Bowling Center

	Year 1	Year 2	Year 3
Number of Bowling Lanes	16		
Assumptions:			
Games played per day/per lane	17.2	18.2	19.3
Games played per year/per lane	6,280	6,672	7,065
Total of paid games x number of lanes	100,480	106,760	113,040
Average price per game *(including prime time hourly)*	$ 3.95	$ 3.95	$ 3.95
Sales - Gross Revenue			
Bowling Revenue *(including private parties)*	$396,896	$421,702	$446,508
Shoe rental (10% of revenue)	$ 39,690	$ 42,170	$ 44,651
Food Sales (37% of revenue)	$146,852	$156,030	$165,208
Alcoholic Beverage sales (28% of revenue)	$111,131	$118,077	$125,022
Amusement Machines (10% of revenue)	$ 39,690	$ 42,170	$ 44,651
Vending Machines (2% of Revenue)	$ 7,938	$ 8,434	$ 8,930
Total Yearly Gross Revenues	**$ 742,196**	**$ 788,583**	**$ 834,970**
Cost of Goods Sold			
Alcoholic Beverages (@ 25% of sales)	$ 27,783	$ 29,519	$ 31,256
Food (@ 26% of sales)	$ 38,181	$ 40,568	$ 42,954
Vending Machines (@ 50% of sales)	$ 3,969	$ 4,217	$ 4,465
Gross Profit on Sales	**$672,262**	**$714,279**	**$756,295**
Operating Expenses			
Building Rental Expense	$ -	$55,502	$145,500
Payroll Expense (33% of Total Revenue)	$244,925	$260,232	$275,540
Supplies (1.7% of Total Revenue)	$ 12,617	$ 13,406	$ 14,194
Repairs & Maintenance (2.1% of Total Revenue)	$ 15,586	$ 16,560	$ 17,534
Advertising & Promotion (1.8% of Total Revenue)	$ 13,360	$ 14,194	$ 15,029
Utilities (4.6% of Total Revenue)	$ 34,141	$ 36,275	$ 38,409
Taxes & Insurance (2.5% of Total Revenue)	$ 18,555	$ 19,715	$ 20,874
Other Expenses (5% of Total Revenue)	$ 37,110	$ 39,429	$ 41,748
Total Operating Expenses	$376,293	$455,313	$568,828
Bowling Operating Cash Flow (EBITDA)	**$295,969**	**$ 258,966**	**$187,467**

Projected Income & Expenses for Roller Skating & Laser Tag

	Year 1	Year 2	Year 3
Roller Skating Assumptions:			
Average number of skaters per off-peak session	45	47	48
Off-peak skaters per year (10 sessions per week)	23,490	24,534	25,056
Average off-peak rate, including skate rental	$ 4.25	$ 4.50	$ 4.75
Average number of skaters per peak session	85	82	88
Peak skaters per year (8 sessions per week)	35530	34276	36784
Average peak rate, including skate rental	$ 7.50	$ 7.50	$ 7.50
Average number of families at family sessions	25	29	33
Family session paid admissions per year (3/week)	3925	4553	5181
Family session rate, including skate rental	$ 30.00	$ 30.00	$ 30.00
Birthday party skate attendance average	8	9	10
Number of party attendees per year (4 parties/week)	1672	1881	2090
Average price per party attendee	$ 15.99	$ 15.99	$ 15.99
Private Events per year	52	65	81
Average rate per private event, including skates	$ 500.00	$ 550.00	$ 600.00
Skating Sales - Gross Revenue			
Off-peak skating revenue	$ 99,833	$110,403	$ 119,016
Peak skating revenue	$266,475	$257,070	$ 275,880
Family session revenue	$117,750	$136,590	$ 155,430
Birthday party revenue	$ 26,735	$ 30,077	$ 33,419
Private event revenue	$ 26,000	$ 35,750	$ 48,600
Total Yearly Gross Skating Revenues	**$ 536,793**	**$ 569,890**	**$ 632,345**
Laser Tag Assumptions:			
Session lengths are 15 minutes			
Average number of off-peak players per session	8	9	10
Off-peak sessions per year	1044	1044	1044
Off-peak players per year	8352	9396	10440
Off-peak session rate	$ 5.00	$ 5.00	$ 5.00
Average number of peak players per session	12	13	14
Peak sessions per year	1252	1252	1252
Peak players per year	15024	16276	17528
Peak session rate	$ 7.50	$ 7.75	$ 8.00
Birthday party laser tag attendance average	8	9	10
Number of party attendees per year (2 parties/week)	832	936	1040
Average price per party attendee	$ 9.99	$ 10.99	$ 11.99
Laser Tag Sales - Gross Revenue			
Off-peak laser tag revenue	$ 41,760	$ 46,980	$ 52,200
Peak laser tag revenue	$112,680	$126,139	$ 140,224
Birthday party revenue	$ 8,312	$ 10,287	$ 12,470
Total Yearly Gross Laser Tag Revenues	**$ 162,752**	**$ 183,406**	**$ 204,894**
Yearly Gross Skating & Laser Tag Revenues	**$ 699,544**	**$ 753,296**	**$ 837,239**

Operating Expenses

Repairs & Maintenance (1.5% of Total Revenue)	$ 10,493	$ 11,299	$ 12,559
Advertising & Promotion (2.0% of Total Revenue)	$ 13,991	$ 15,066	$ 16,745
Taxes & Insurance (2.5% of Total Revenue)	$ 17,489	$ 18,832	$ 20,931
Other Expenses (5% of Total Revenue)	$ 34,977	$ 37,665	$ 41,862
Total Operating Expenses	$ 76,950	$ 82,863	$ 92,096

Skating & Laser Tag Operating Cash Flow (EBITDA)	**$622,595**	**$670,433**	**$ 745,142**

Facility Combined EBITDA	**$918,564**	**$929,399**	**$ 932,609**

IX. Appendices

Population Data
https://www.census.gov/quickfacts/fact/table/pinalcountyarizona,casagrandecityarizona,az/PST045217

US Bowling Congress
https://www.bowl.com/About/About_Home/About_USBC/

Bowling Center Revenue Data
https://www.statista.com/statistics/296949/revenue-bowling-centers-in-the-us/

LA Times Roller Skating Article
http://www.latimes.com/business/la-fi-moxi-roller-skating-20180726-htmlstory.html

Roller Skating Association
https://www.rollerskating.com/pages/news/9

Matrix Group Skating Study
http://www.getrun.info/pdf/Skating/4.pdf

Income Data
http://www.city-data.com/city/Casa-Grande-Arizona.html